UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 31)*

Peoples Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70978T 10 7

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Explanatory Note: This Amendment No. 3 is being filed to correct the Amendment No. 2 to Schedule 13G filed on January 28, 2008 to reflect that 12,516 shares held in the estate of the reporting person’s mother were beneficially owned by the reporting person at December 31, 2007 by virtue of his position as co-personal representative of that estate and his resulting shared power to vote and dispose of such shares.

CUSIP No. 70978T 10 7	Page 2 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Alexander P. Rasin, III
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 32,778
	6	Shared Voting Power: 13,938
	7	Sole Dispositive Power: 32,778
	8	Shared Dispositive Power: 13,938
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,716
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:☐
11	Percent of Class Represented by Amount in Row (9): 5.9%
12	Type of Reporting Person: IN

Page 3 of 5 Pages

Item1 (a).	Name of Issuer:

Peoples Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 Spring Avenue
Chestertown, Maryland 21620

Item 2(a).	Name of Person Filing:

Alexander P. Rasin, III

Item 2(b).	Address of Principal Business Office or if none, Residence:

P.O. Box 228
Chestertown, Maryland 21620

Item 2(c).	Citizenship or Place of Organization

United States of America, State of Maryland

Item 2(d).	Title of Class of Securities:

Common Stock, par value $10.00 per share

Item 2(e).	CUSIP Number:

70978T 10 7

Item 3.	Not Applicable

Page 4 of 5 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

46,716

(b)	Percent of Class:

5.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 32,778

(ii)	Shared power to vote or to direct the vote: 13,938 (1)

(iii)	Sole power to dispose or to direct the disposition of: 32,778

(iv)	Shared power to dispose or to direct the disposition of: 13,938 (1)

Note: (1) Amount includes 1,422 owned by Mr. Rasin’s spouse, and 12,516 shares held by the estate of Mr. Rasin’s deceased mother over which he shares voting and dispositive power by virtue of his position as co-personal representative.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Page 5 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

In previous filings, Mr. Rasin included shares owned by the Residuary Trust Under the Will of A. Parks Rasin, Jr., deceased, of which he is a co-trustee with Martha F. Rasin. Beneficial ownership of these shares was also reported (on a group basis) by Ms. Rasin and the Trust. On September 4, 2007, the Trust distributed all shares to Mr. Rasin (23,460) and Ms. Rasin (23,460). Accordingly, the Trust owns no shares, and Mr. and Ms. Rasin no longer have shared voting or dispositive power over the same shares.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: February 21, 2008	By:	/s/ Alexander P. Rasin, III
Alexander P. Rasin, III